UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

JUPAI HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

(Title of Class of Securities)

G52141 101

(CUSIP Number)**

Xin Zhou

E-House Holdings Ltd.

c/o 11/F, Yinli Building

383 Guangyan Road

Jing’an District, Shanghai 200072

People’s Republic of China

Phone: +86 21 6133-0808

Facsimile: +86 21 6133-0707

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o JingAn Kerry Centre, Tower II, 46th Floor 1539 Nanjing West Road Shanghai, the People’s Republic of China +852 3740-4700

December 21, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**   This CUSIP number applies to the American depositary shares of the Issuer, each representing six Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

CUSIP No.	G52141 101

1		Names of Reporting Persons Xin Zhou
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3		SEC Use Only
4		Source of Funds (See Instructions) PF, OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Hong Kong S.A.R.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 48,752,321 Ordinary Shares [1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 48,752,321 Ordinary Shares [1]
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 48,752,321 Ordinary Shares [1]
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 24.6% [2]
14		Type of Reporting Person (See Instructions) IN

1                Include  (i) 75,000 Ordinary Shares issuable to Mr. Zhou upon exercise of options or vesting of restricted shares within 60 days after December 21, 2017 and (ii) 48,677,321 Ordinary Shares held by E-House (China) Holdings Limited, which is a wholly-owned subsidiary of E-House Holdings Ltd.

2                The calculation is based on 198,143,753 Ordinary Shares issued and outstanding as of December 21, 2017 ((excluding 10,149,498 ordinary shares issued by the Issuer (as defined below) to the depositary bank for bulk issuance of ADSs reserved under the Issuer’s share incentive plan), together with 75,000 Ordinary Shares issuable to such Reporting Person upon exercise of options or vesting of restricted shares within 60 days after December 21, 2017.

CUSIP No.	G52141 101

1	Names of Reporting Persons E-House Holdings Ltd.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 48,677,321 Ordinary Shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 48,677,321 Ordinary Shares
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 48,677,321 Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.6%
14	Type of Reporting Person (See Instructions) CO

Item 1.                                 Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 2 to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 22, 2016, as amended by Amendment No. 1 thereto filed with the Commission on March 2, 2017 (collectively, the “Original Filing”) by Mr. Xin Zhou (“Mr. Zhou”) and E-House Holdings Ltd. (“E-House Holdings”) with respect to the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”) of Jupai Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”). Except as amended hereby, the Original Filing remains in full force and effect. Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Filing.

Item 5.                                 Interest in Securities of the Issuer

Item 5 (a)—(b) of the Original Filing is hereby amended and supplemented as follows:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Mr. Zhou’s beneficial ownership in the Issuer equaled 48,752,321 Ordinary Shares, representing approximately 24.6% of the total issued and outstanding Ordinary Shares. 48,752,321 Ordinary Shares beneficially owned by Mr. Zhou comprise (i) 75,000 Ordinary Shares issuable to Mr. Zhou upon exercise of options or vesting of restricted shares within 60 days after December 21, 2017, and (ii) 48,677,321 Ordinary Shares held by E-House (China) Holdings Limited, which is a wholly-owned subsidiary of E-House Holdings.

As of December 21, 2017, Mr. Zhou held 90.5% of the shares of E-House Holdings and is a director of E-House Holdings. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the Ordinary Shares of the Issuer indirectly held by E-House Holdings through its wholly-owned subsidiaries. The information with respect to Ordinary Shares that may be deemed to be beneficially owned by each director and officer of E-House Holdings is set forth on Schedule A-2 hereto, which is incorporated herein by reference.

Mr. Zhou disclaims beneficial ownership of the Ordinary Shares owned by E-House Holdings except to the extent of his pecuniary interest therein.

The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 198,143,753 Ordinary Shares issued and outstanding as of December 21, 2017, together with any Ordinary Shares issuable to such Reporting Person upon exercise of options or vesting of restricted shares within 60 days after December 21, 2017.

Item 5 (c) of the Original Filing is hereby amended and supplemented as follows:

Through a series of intra-group transfer and restructuring after February 27, 2017, Ordinary Shares held by Turbo Chance Limited, Wayford Enterprises Limited and E-House (China) Capital Investment Management Ltd. were transferred to High-Gold Worldwide Limited, which is wholly owned by Mr. Zhou, and E-House (China) Holdings Limited, which is a wholly-owned subsidiary of E-House Holdings. As of December 21, 2017, High-Gold Worldwide Limited and E-House (China) Holdings Limited directly held 19,853,538 and 48,677,321 Ordinary Shares, respectively.

On December 21, 2017, Wayford Enterprises Limited, a wholly-owned entity of Mr. Zhou and the sole shareholder of High-Gold Worldwide Limited, entered into a share transfer agreement with a wholly-owned entity of Mr. Jianda Ni, the chief executive officer and chairman of the board of the Issuer, pursuant to which Wayford Enterprises Limited will transfer 100% of the issued and outstanding shares in High-Gold Worldwide Limited to Mr. Ni at an aggregate price of US$56,847,297. As a result, the beneficial ownership of the entire 19,853,538 Ordinary Shares held by High-Gold Worldwide Limited will be transferred to Mr. Ni at the closing of the foregoing share transfer. This summary description does not purport to be complete, and is qualified in its entirety by the Share Transfer Agreement dated December 21, 2017, a copy of which is filed to this Schedule 13D.

Item 6.           Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 5(c) of this Schedule 13D is hereby incorporated by reference in this Item 6.

Item 7.           Material to be Filed as Exhibits.

Exhibit 7.01*                       Joint Filing Agreement by and between the Reporting Persons, dated August 22, 2016.

Exhibit 7.02                              Share Transfer Agreement by and between Wayford Enterprises Limited and Fortune Altas Limited, dated December 21, 2017.

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 27, 2017

Xin Zhou

/s/ Xin Zhou

E-House Holdings Ltd.

By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Director

SCHEDULE A-2

Ordinary Shares Beneficially Owned by the Directors and Executive Officers of E-House Holdings

	Ordinary Shares Beneficially Owned
Directors and Executive Officers	Number		% (1)

Xin Zhou	48,752,321		24.6%

Neil Nanpeng Shen	75,000	(2)	0.04%

(1)                                 For each person included in this table, the percentage of beneficial ownership is calculated based on (i) 198,143,753 Ordinary Shares outstanding as of December 21, 2017, and (ii) the number of Ordinary Shares issuable to such person upon exercise of options or vesting of restricted shares within 60 days after December 21, 2017.

(2)                                 Include 75,000 Ordinary Shares issuable to Mr. Shen upon exercise of options or vesting of restricted shares within 60 days after December 21, 2017.